UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑     Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐     No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐     No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON JULY 1, 2010

Date, time and place: Held on July 1, 2010, at 10:00 a.m., at the Company’s headquarters at Alameda Santos, n.º 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Attendance: Regularly convened, all members of the Company’s Board of Directors were present: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chairman.
Claudia Elisete Rockenbach Leal - Secretary.

Agenda: Approve the policy for disclosing information to the capital markets; the policy for trading in securities issued by the company; and the corporate governance policy.  Also, re-ratify in internal rules of the Audit and Risks Committee and the Finance Committee.

Resolutions: After discussion and analysis of the matters included in the agenda, by unanimous vote of the Directors, without reservations and/or qualifications, the following resolutions were passed:

a)	Approve the Policy for Disclosing Information to the Capital Markets;

b)	Approve the Policy for Trading in Securities Issued by the Company;

c)	Approve the Corporate Governance Policy;

d)	Re-ratify the Internal Rules of the Audit and Risks Committee and the Internal Rules of the Finance Committee, so that their denominations are uniform; and

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e)	Register the names of the members of the Advisory Committees to the Company’s Board of Directors, as per the following list:

Audit and Risks Committee:
Coordinator and Financial Expert	Samuel de Paula Matos
Members:	Antonio Luiz Pizarro Manso
Maurício Aquino Halewicz

Finance Committee:
Interim Coordinator	Carlos Augusto Lira Aguiar
Members:	João Carvalho de Miranda
Patrícia Dias Fernandes
Wang Wei Chang
Secretary:	Samuel Saldanha Teixeira

Personnel and Compensation Committee:
Coordinator:	Gilberto Lara Nogueira
Members:	Alexandre Gonçalves Silva
José Armando de Figueiredo Campos
José Luciano Duarte Penido
Victoria Christina Bloch
Secretary:	João Edes Steinle

Sustainability Committee:
Coordinator:	José Luciano Duarte Penido
Members:	Ailton Alves Lacerda Krenak
Cláudio Benedito Valladares Pádua
Francisco Fernandes Campos Valério
Ignacy Sachs
Marcelo Strufaldi Castelli
Ricardo Young Silva
Sergio Eduardo Weguelin Vieira
Sergio Besserman Vianna
Secretary:	Carlos Alberto de Oliveira Roxo

Closing: There being nothing more to address, the meeting was suspended for the time needed to transcribe these minutes, which were read, checked over and approved by the members of the Board of Directors, who signed them. (sig.) José Luciano Duarte Penido – as Chairman of the Board of Directors and Chairman of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, July 1, 2010.

True to the original.
Extracted from the document itself.

Claudia Elisete Rockenbach Leal
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 16, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.